RICHEMONT

[redacted]

02042281

Via airmail

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SUPPL

JUN 26 2002

18 June 2002

Re: Compagnie Financière Richemont AG/Richemont S.A. (File No. 82 4102) -- Rule 12g3 - 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find a copy of the press release announcing the annual results at 31 March 2002. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 41 710 33 22 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 171 248 9929 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

PROCESSED
JUL 15 2002
THOMSON FINANCIAL

Very truly yours,

pp Ellen Stifel

Alan Grieve

Enclosures

cc: Mr Richard L Muglia
Ms Karen Shell

dlw 7/3

6 June 2002

RICHEMONT

RESULTS FOR THE YEAR ENDED 31 MARCH 2002

Richemont, the Swiss luxury goods group, announces its results for the year to 31 March 2002

		March 2002		March 2001		
Sales	€	**3 860 m**	€	3 684 m	+	5 %
Operating profit	€	**482 m**	€	712 m	-	32 %
Attributable profit						
- parent and subsidiaries	€	**331 m**	€	528 m	-	37 %
- share of associated companies	€	**495 m**	€	440 m	+	13 %
- the Group	€	**826 m**	€	968 m	-	15 %
Earnings per unit – fully diluted basis	€	**1.463**	€	1.714	-	15 %
Dividend per unit	€	**0.32**	€	0.30	+	7 %

The results presented above exclude the effects of goodwill amortisation and exceptional items from both years.

- Sales for the year increased by 5 per cent to € 3 860 million, largely due to the inclusion for the first time of the full twelve months' results of Jaeger-LeCoultre, IWC and A. Lange & Söhne, which were acquired in December 2000. On a like-for-like basis, sales declined by 1 per cent from the prior year's level.
- Underlying growth in operating expenses, excluding the effect of the inclusion of the three watch brands for the full twelve-month period, was 9 per cent in the year.
- Operating profit fell by 32 per cent, reflecting difficult trading conditions and the adverse impact of exchange rate movements on the gross margin percentage together with an overall increase of 14 per cent in operating expenses.
- The Group's equity accounted share of the results of its investment in British American Tobacco, increased to € 495 million.
- Earnings per unit for the year on a fully diluted basis decreased by 15 per cent from € 1.714 to € 1.463.
- The proposed dividend of € 0.32 reflects an increase of 7 per cent.

Index **Page**

Appendices

Group Chief Executive's Review

Commenting on the results, Mr Johann Rupert, Group Chief Executive, said:

Following the rapid growth seen over a number of years, the results for the financial year ended 31 March 2002 are disappointing.

The luxury goods industry generally has seen a progressive slowdown in demand since the final quarter of 2000. The United States market, having been the principal beneficiary of the period of rapid growth between 1992 and 2000, has been the worst hit. Surprisingly, despite continuous domestic economic deflation, the Japanese luxury goods market has continued to grow. As the yen has weakened, consumers have cut back on overseas travel but have continued to buy luxury goods in the domestic market. Europe, in contrast, has remained sluggish.

For the financial year to 31 March 2002, Richemont's sales increased by 5 per cent to € 3 860 million. The increase in sales is due to the inclusion for the first time of the full twelve months' results of Jaeger-LeCoultre, IWC and A. Lange & Söhne, which were acquired in December 2000. Excluding that effect, Group sales were broadly in line with the levels seen in the prior year. Operating profit for the year fell by 32 per cent to € 482 million.

Although the lack of growth in sales can partly be explained by the impact of global events, the more marked decline in operating profit is due to a number of factors. There was growth in the underlying cost base, as the Group opened new retail outlets and invested in developing its manufacturing infrastructure and in enhancing the capacity of its multi-brand service platforms. As with sales, operating expenses also increased as a consequence of the inclusion of the three new watch businesses.

We have taken a conscious decision to develop the manufacturing, distribution and support infrastructure of the Group to ensure that its businesses are equipped to grow in an ever more competitive environment where information flows, flexibility in production and responsiveness to the needs of the market will be key drivers of growth. These developments, together with the establishment of other centralised services, inevitably generate costs, which the Group is absorbing at a time when sales growth has levelled off. Provided that these and other indirect costs correlate to sales trends, we remain convinced that this strategy will ensure the continuing growth of Richemont's businesses over the long-term.

Richemont is committed to maintaining the uniqueness and individuality of each of its 'Maisons'. We believe in strength through diversity. Each 'Maison' has its own distinct identity, its own 'DNA', that stems from its heritage and culture and it is critical that each brand has the right strategies and resources to be able to enhance that identity. To this end, some € 150 million has been invested over the last three years in expanding the production facilities of the Group's watch brands alone.

Notwithstanding our strongly held belief in the guiding principle of brand independence, the Group is taking steps to centralise those functions which can be best performed on a group-wide basis. The past year has therefore seen the further integration of functions such as distribution, logistics, regional after-sales service, intellectual property management, finance and legal services.

As part of this continuing process, the Group is currently restructuring its Swiss operations to bring them on to a common platform with better co-ordinated support services. A number of companies will be merged into one legal entity. However, management independence and brand integrity will not be compromised and I would stress that no redundancies are planned as a consequence of the integration process. Indeed, the Group has been building its employee base in Switzerland, in conjunction with the increase in its manufacturing presence, such that the Group now has some 4 800 employees across the country.

In addition to the integration of the various Swiss entities, it is proposed that the corporate head office of Compagnie Financière Richemont AG, which to date has been located in Zug, be relocated to Geneva. Geneva is home to a number of Richemont's businesses and the Group thus already has a significant presence there. Shareholders will be asked to formally approve the transfer of the registered office of the Company at the Annual General Meeting to be held in Zug on 12 September.

In addition to its luxury goods businesses, Richemont has a 21 per cent interest in its associate, British American Tobacco. British American Tobacco continues to perform well, the investment contributing € 495 million to the Group's attributable profit for the year and providing a strong cash flow in the form of dividends.

Having served on the Board of Compagnie Financière Richemont AG since its formation in 1988 and having reached the age of 75, our Chairman, Dr Nikolaus Senn, has indicated his intention to stand down at this year's Annual General Meeting. Over the years he has been a loyal friend and has brought great wisdom and experience to our deliberations. On behalf of all shareholders and colleagues I would like to take this opportunity to thank him for his significant contribution to the Group's development. The Board of Compagnie Financière Richemont AG has asked me to take on the role of Executive Chairman upon Dr Senn's retirement, and I will do my best to carry out those duties with the same degree of commitment, tact and good humour that Dr Senn has shown over the years.

The first indicators for trading in the current year are mixed. Whereas retail sales for April and May have increased by 4 per cent, wholesale sales remain weak such that, overall, sales in the two month period show virtually no growth. Whilst we would naturally hope to see a period of gradual recovery in demand as the year progresses, any such recovery will inevitably depend on a continued improvement in economic conditions in our principal markets.

Like life, business is not a sprint. On the other hand, it is not a marathon either. Rather, as the famous athlete Michael Johnson once said, it is a series of sprints interposed with periods of intense training and preparation.

Business Review

Sales and operating profit

The year was characterised by a difficult trading environment, reflecting the depressed economic climate. The Group's results were positively impacted by the inclusion for the first time of a full twelve months' results for Jaeger-LeCoultre, IWC and A. Lange & Söhne, which were acquired in December 2000.

	March 2002	March 2001		
	€ m	€ m		
Sales	**3 860**	3 684	+	5 %
Cost of sales	**(1 382)**	(1 216)		
Gross margin	**2 478**	2 468		
Net operating expenses	**(1 996)**	(1 756)		
Operating profit	**482**	712	-	32 %

Sales for the year grew by 5 per cent. On a like-for-like basis – including the full year's sales of the newly acquired watch brands in both periods – sales revenues declined by 1 per cent.

The Group's gross margin percentage declined from 67.0 per cent to 64.2 per cent. This reflected the adverse impact of currency movements, in particular the relative strengthening of the Swiss Franc against the Euro. In addition, sales of the three watch brands acquired in December 2000 are predominantly through wholesale channels, which obviously has a lower gross margin percentage than the retail business.

Operating expenses were significantly higher, reflecting investments in the retail distribution network, in marketing and communication and in the support infrastructure of the Group generally. Underlying growth in operating expenses, excluding the effect of the inclusion of the three watch brands for the full twelve-month period, was 9 per cent in the year. The combination of the reduction in gross margin percentage and the higher level of operating costs resulted in a decline in operating profit of 32 per cent.

Sales by product line

	March 2002 €m	March 2001 €m			
Jewellery	**860**	877	-	2	%
Watches	**1 794**	1 653	+	9	%
Gold and jewellery watches	**906**	834	+	9	%
Other watches	**888**	819	+	8	%
Leather goods	**303**	312	-	3	%
Writing instruments	**285**	263	+	8	%
Clothing and other	**618**	579	+	7	%
	3 860	3 684	+	5	%

A slowdown in sales of high jewellery, being principally within Cartier, resulted in a slight decline in jewellery sales overall. Van Cleef and Arpels also saw a slight decline in sales.

Watch sales, including the impact of the three recently acquired brands, grew by 9 per cent. On a like-for-like basis, including the three companies' sales figures for the full twelve months in both periods, watch sales were some 4 per cent below the prior year's level. In general, sales of the more expensive gold and jewellery watch ranges fared somewhat better than the market for steel and steel and gold watches.

Continued growth in sales of Montblanc's leather goods ranges offset the effects of the general downturn in travel-related business. In terms of writing instruments, an excellent performance by Montblanc, in part linked to the growth of its retail network, helped contribute to growth of 8 per cent for the Group as a whole. Whilst menswear sales were weak, the shortfall was more than compensated by increases in sales of fragrances and eyewear.

Sales by region

	March 2002	March 2001			
	€ m	€ m			
Europe	**1 710**	1 508	+	13	%
Asia	**1 454**	1 436	+	1	%
Japan	**744**	722	+	3	%
Asia Pacific	**710**	714	-	1	%
Americas	**696**	740	-	6	%
	3 860	3 684	+	5	%

European sales as a proportion of the Group's total sales increased from 41 per cent to 44 per cent during the year.

Of the overall growth in European sales of 13 per cent, some 11 per cent was attributable to the inclusion of the three newly-acquired watch brands for the full 12-month period, the balance representing underlying growth. Jaeger-LeCoultre, IWC and A. Lange & Söhne have historically enjoyed a very strong European sales base, although it is anticipated that this weighting will change in years to come as their distribution and marketing in other markets will increasingly benefit from the association with Richemont.

Sales in Japan grew marginally during the year, relatively strong growth in domestic demand of some 12 per cent being offset by a 10 per cent weakening of the yen against the euro. In the rest of Asia, sales were generally in line with the prior year's levels.

The Americas saw the biggest fall in sales, as the events of September 11 compounded the already negative economic climate. For the year overall, sales were some 6 per cent lower, with sales in the Americas accounting for 18 per cent of the worldwide total, compared to 20 per cent in the prior year.

Sales by distribution channel

	March 2002 €m	March 2001 €m			
Retail sales	**1 590**	1 647	-	3	%
Wholesale sales	**2 270**	2 037	+	11	%
	3 860	3 684	+	5	%

Whilst retail sales have fallen slightly, the Group's wholesale sales have increased by 11 per cent during the year under review. This reflects, in part, the weighting of the businesses of Jaeger-LeCoultre, IWC and A. Lange & Söhne towards wholesale rather than retail distribution.

The year has seen a focus on ensuring that the network of retail boutiques serves as a true representation of the spirit of the various 'Maisons' within the Group. A significant number of new stores were opened during the year, notably by Montblanc, and franchised outlets have grown significantly for Montblanc, Dunhill and Lancel. Programmes of upgrading and remodelling of the stores have also been an important feature of the year. At 31 March 2002, the Group had a network of 520 owned stores with a further 342 operated by franchise partners.

Cartier has the Group's largest retail presence and, whilst the total number of owned stores has not increased during the year, it has continued to invest in the programme of remodelling its boutiques. The refurbished store on 5th Avenue, New York embodies the concept whereby stores reflect the character, not only of the brand, but also of the city in which they are located. The store, originally opened in 1917, is a perfect synthesis of the traditional and modern.

Following the success of its new look store in Paris, Van Cleef & Arpels has also remodelled its stores, including those in Japan acquired at the end of the previous financial year.

Montblanc also continues to develop its retail concept with 31 new company-owned stores being opened during the year. Of these, 19 were in the United States but pride of place goes to Montblanc's new store in Japan, opened in the Ginza district in September 2001. Montblanc's retail strategy is bearing fruit, with the 'Maison' showing strong growth in all of its product areas.

For Dunhill, the new store design, which is being rolled out globally, has proved to be a symbol for the rejuvenation of the brand. Globally, the new look has been well received by customers, as have the new product lines being offered. The New York store, which opened in March 2002, sees the return of Dunhill to its rightful home in the city on 5th Avenue. It has been widely acclaimed.

Consolidated profit and loss account

The summary profit and loss account as well as the earnings per unit information set out below is presented on an adjusted basis, excluding the effects of goodwill amortisation and exceptional items from the results of both periods. A reconciliation of the profit and loss account on this basis to the result on a reported basis is presented as an appendix to this announcement.

	March 2002 € m	March 2001 € m
Operating profit	**482**	712
Net investment (expense) / income	**(46)**	8
Profit before taxation	**436**	720
Taxation	**(107)**	(191)
Profit after taxation	**329**	529
Minority interests	**2**	(1)
Attributable profit of the parent and its subsidiaries	**331**	528
Share of attributable profit of associates:	**495**	440
British American Tobacco	**495**	473
Hanover Direct	**-**	(33)
Attributable profit of the Group	**826**	968
Earnings per unit - basic	**€ 1.479**	€ 1.737
Earnings per unit - fully diluted	**€ 1.463**	€ 1.714

The net interest expense was € 46 million compared to net interest income of € 8 million in the prior year. During the prior year, the Group earned interest for a number of months on the cash proceeds of the Vivendi sale and the redemption of the first tranche of preference shares in BAT up until the acquisition of the three watch brands in December 2000. A dividend of € 18 million was also received from Vivendi prior to its sale. In the year under review the Group has been in a net borrowing position.

Earnings per unit

Following the 100 to 1 split of Richemont units on 12 November 2001, basic earnings per unit has been calculated by reference to the weighted average number of units outstanding during the period of 558.3 million (2001: 557.4 million) units and the attributable profit of the Group on an adjusted basis of € 826 million (2001: € 968 million) for the year. The number of units outstanding takes into account the effects of the Group's buy-back programme.

Fully diluted earnings per unit is calculated by reference to 574.2 million units outstanding (2001: 574.2 million units) and attributable profit on an adjusted basis for the period of € 840 million (2001: € 984 million) which reflects the notional additional interest of € 14 million (2001: € 16 million) which would have accrued to the company had the full number of units been outstanding during the period.

Associated companies

The Group's share of the results of its associated companies increased by 13 per cent to € 495 million. The figure in respect of the year under review reflects only the Group's share of the results of its 21 per cent investment in British American Tobacco ('BAT'), whereas the prior year's figure also included the Group's share of the losses incurred by Hanover Direct. The Group no longer equity accounts its interest in Hanover Direct, having written down its investment in the common stock of that company to zero.

In June 2000, Richemont's effective interest in BAT was reduced from 23 per cent to 21 per cent as a consequence of the exercise of the put option in respect of one half of the Group's holding of BAT preference shares. The comparative figures in respect of the prior year therefore include a 23 per cent interest in BAT for the first two months of the financial year and a 21 per cent interest thereafter, whereas the Group's share of the results of BAT for the year under review were based on a 21 per cent interest for the full twelve month period.

BAT has a 15 per cent share of the global cigarette market. It is the second largest international tobacco company and is the market leader outside of the United States. It has an impressive market position in Latin America and a robust position in all other regions. With its strong broad-based portfolio of international, regional and local brands, BAT has the platform for achieving its vision to establish leadership of the global tobacco industry.

In the year to 31 December 2001, shipments of BAT's international brand cigarettes grew by 3 per cent but overall group volumes remained consistent with the prior year at 807 billion cigarettes. Europe recorded good growth of 7 per cent, predominately in the central and eastern European markets, but this was offset by small declines in the other regions. Despite flat sales volumes, net revenues were up by 4 per cent to £ 12 039 million with increases being recorded in all regions except for Asia-Pacific. In addition to the increase in net sales revenue, the shift in brand mix resulted in the improved operating profit and margin compared to the prior year.

BAT's four principal global brands, Lucky Strike, Kent, Dunhill and Pall Mall, achieved an overall growth of more than 10 per cent, with 'light' blends growing by 11 per cent. Strategically BAT continues to shift its brand mix towards more profitable segments of the tobacco market, being the international and premium priced brands, 'lights' and the 'adults under 30' category. The effect of this has beneficially impacted operating profit and margins.

Earnings per share on an adjusted basis, which is regarded by BAT as being the most comparable measure of the company's performance, increased by 9 per cent in BAT's financial year ended 31 December 2001 and by 10 per cent in the quarter ended 31 March 2002.

During the year under review, dividends totalling € 228 million were received by Richemont from its investment in BAT.

Consolidated cash flow statement

	March 2002 €m	March 2001 €m
Operating profit	**482**	712
Depreciation and other non-cash items	**179**	135
Increase in working capital	**(375)**	(270)
Net cash inflow from operating activities	**286**	577
Dividends received from BAT	**228**	237
Returns on investments and servicing of finance	**(54)**	1
Taxation paid	**(180)**	(149)
Net acquisitions of property, plant and equipment	**(308)**	(230)
Proceeds from redemption of BAT preference shares	**-**	741
Proceeds from disposal of other long-term assets	**14**	1 191
Acquisition of subsidiary undertakings	**(151)**	(2 028)
Other acquisitions and investments	**(30)**	(103)
Net cash inflow / (outflow) before financing activities	**(195)**	237
Buy-back of Richemont units	**(52)**	(142)
Dividends paid	**(168)**	(134)
Other financing activities	**73**	(48)
Exchange rate effects	**(6)**	3
Decrease in cash, cash equivalents and short-term borrowings	**(348)**	(84)
Cash and cash equivalents at beginning of year	**(375)**	(291)
Cash and cash equivalents at end of year	**(723)**	(375)

Net cash inflow from operating activities amounted to € 286 million for the year. The generally difficult trading environment and the shortfall in sales compared to planned levels, resulted in an increase in working capital.

The dividends received from BAT comprise the final dividend in respect of BAT's financial year ended 31 December 2000 and the interim dividend in respect of the 2001 financial year.

In the previous financial year, the Group put one half of its holding of BAT preference shares back to that company under the terms of the agreement relating to the merger of BAT and Rothmans International. The resultant proceeds from this transaction totalled € 741 million. The disposal of other long-term assets in the prior year included the disposal of the Group's interest in Vivendi, which realised proceeds of € 1 176 million.

Acquisition of subsidiary undertakings totalled € 151 million for the year, principally comprising the Group's purchase of a further 20 per cent interest in Van Cleef & Arpels and the acquisition of Petitjean, a Swiss manufacturer of watch components. In the prior financial year, Richemont completed the acquisition of Jaeger-LeCoultre, IWC and A. Lange & Söhne for a total consideration of € 1 982 million.

During the year the Group purchased 2 million Richemont units, at an acquisition cost of € 52 million to hedge obligations arising in respect of the Group's long-term unit-based executive compensation schemes. In the prior year the Group bought back 5 million units at a cost of € 142 million.

Consolidated balance sheet

	31 March 2002	31 March 2001
	€ m	€ m
Long-term assets		
Property, plant and equipment	**903**	691
Investment in associated company	**638**	507
Other long-term assets	**470**	399
	2 011	1 597
Net working capital	**1 956**	1 438
Net operating assets	**3 967**	3 035
Goodwill	**5 730**	6 036
Net borrowings	**(1 456)**	(1 048)
Cash, cash equivalents and short-term borrowings	**(723)**	(375)
Long-term borrowings	**(733)**	(673)
Other long-term liabilities	**(176)**	(161)
	8 065	7 862
Capital employed		
Unitholders' funds	**7 983**	7 737
Minority interests	**82**	125
	8 065	7 862

The increase in property, plant and equipment totalling € 212 million largely represents further investment in the Group's retail network and watch manufacturing facilities, net of the depreciation charge for the year.

The investment of € 638 million in associated companies represents the Group's share of the net tangible assets of British American Tobacco. Of the total goodwill figure of € 5 730 million, € 2 560 million relates to the Group's investment in British American Tobacco. In total, the carrying value of the Group's investment in BAT therefore amounts to € 3 198 million. Other long-term assets include deferred tax assets, investments, collection items and unit purchase scheme receivables.

The carrying value of goodwill decreased as a result of the amortisation charge for the year, offset by goodwill arising in respect of the acquisition of subsidiary undertakings, totalling € 34 million.

Net borrowings increased by € 408 million primarily as a result of increased working capital requirements and the capital investment by the Group in its retail and manufacturing infrastructure.

Changes in unitholders' funds

The table below illustrates the movement in unitholders' funds during the year.

	31 March 2002 **€ m**	31 March 2001 € m
Profit attributable to unitholders on an adjusted basis	**826**	968
Goodwill amortisation and impairment charge	**(380)**	(384)
Exceptional items:		
- as reported by the parent and subsidiary companies	**-**	722
- as reported by associated companies	**(18)**	(42)
Profit attributable to unitholders on a reported basis	**428**	1 264
Dividends declared and paid	**(168)**	(134)
Net movement in respect of buy-back of Richemont 'A' units	**(7)**	(130)
Translation and other adjustments	**(7)**	5
Net increase in unitholders' funds	**246**	1 005
Unitholders' funds at the beginning of the year	**7 737**	6 732
Unitholders' funds at the end of the year	**7 983**	7 737

Unitholders' funds increased by € 246 million during the year, the attributable profit for the year being offset by the dividend declared and certain other accounting adjustments.

At the annual meeting of shareholders held in September 2001, a dividend of € 30 per unit (€ 0.30 per unit on a post-split basis) was approved, a total of € 168 million having been paid to unitholders on 1 October 2001.

Dividend

The Board of Directors has proposed a dividend payable of € 0.32 per unit. This represents an increase of 7 per cent over the € 0.30 paid to unitholders in October 2001. The dividend will be payable on 30 September 2002.

Annual General Meeting

The Annual General Meeting of shareholders of Compagnie Financière Richemont AG will be held at 10.00 am in the "Grosser Saal", Artherstrasse 2-4, 6300 Zug on Thursday, 12 September 2002

Nikolaus Senn
Chairman

Johann Rupert
Group Chief Executive

Compagnie Financière Richemont AG

Zug, 6 June 2002

Appendix 1

Consolidated profit and loss account – on a reported basis

	Notes	March 2002 €m	March 2001 €m
Operating profit		**482**	712
Goodwill amortisation	1	**(182)**	(119)
Exceptional items	2	**-**	722
Profit before net investment expense and taxation		**300**	1 315
Net investment income / (expense)		**(46)**	8
Profit before taxation		**254**	1 323
Taxation		**(107)**	(191)
Profit after taxation		**147**	1 132
Minority interests		**4**	2
Attributable profit of the parent and its subsidiaries		**151**	1 134
Share of attributable profit of associates		**277**	130
Share of attributable profit on an adjusted basis		**495**	440
Goodwill charge in respect of associate		**(200)**	(268)
Share of exceptional items reported by associate		**(18)**	(42)
Attributable profit of the Group on a reported basis	3	**428**	1 264

A summary of the effects of goodwill amortisation and exceptional items on profit attributable to unitholders is shown below:

	Notes	March 2002 €m	March 2001 €m
Attributable profit of the Group on a reported basis		**428**	1 264
Elimination of goodwill charge	1	**380**	384
Reported by the parent and its subsidiaries		**182**	119
In respect of associates		**200**	268
Minority interests		**(2)**	(3)
Elimination of exceptional items	2	**18**	(680)
Gain on partial disposal of BAT preference shares		**-**	(189)
Gain on disposal of Vivendi		**-**	(533)
Share of exceptional items reported by BAT		**18**	42
Attributable profit of the Group on an adjusted basis	4	**826**	968

Note 1 - Goodwill amortisation

The reported results reflect the Group's accounting policy of amortising goodwill through the consolidated profit and loss account. The goodwill amortisation charge at the pre-tax profit level for the year was € 182 million. An additional goodwill amortisation charge of € 200 million arises in respect of the Group's interest in its associated company, BAT. The goodwill amortisation attributable to minority interests relates to Van Cleef & Arpels.

Note 2 - Exceptional items

There are no exceptional items in the year under review.

The exceptional items appearing in the year ended 31 March 2001 comprised the following:

a) Gain on partial disposal of BAT preference shares

The exceptional gain of € 189 million represented Richemont's gain on the partial disposal of its holding of BAT preference shares. Under the terms of the merger agreement between Richemont, Remgro Limited (Remgro is the successor company to the former Rembrandt Group Limited) and BAT, up to half of the convertible redeemable preference shares were redeemed for cash at a fixed price of £ 5.75 per share on 7 June 2000. As a result, Richemont and Remgro have redeemed a total of 120.8 million convertible redeemable preference shares, resulting in a cash payment to Richemont of £ 463 million or € 741 million on 7 June 2000. The gain was calculated on the basis of the redemption proceeds less the value of the share of BAT's net assets attributable to the preference shareholding at the date of the transaction together with goodwill and costs related thereto. On a consolidated basis there was no tax effect.

b) Gain on sale of the investment in Vivendi

The exceptional gain represented Richemont's gain on the disposal of its holding of 17.5 million shares in Vivendi. The gain of € 533 million was calculated by reference to the proceeds less the carrying value of Vivendi together with costs related thereto. On a consolidated basis there was no tax effect.

Note 3 - Earnings per unit on a reported basis

	March 2002	March 2001
Earnings per unit on a reported basis - basic	**€ 0.767**	€ 2.269
- fully diluted	**€ 0.770**	€ 2.231

Basic earnings per unit is calculated by reference to the weighted average number of units outstanding during the year of 558.3 million units (2001: 557.4 million) and the attributable profit of the Group of € 428 million for the year (2001: € 1 264 million). The number of units outstanding takes into account the effects of the Group's buy-back programme.

Fully diluted earnings per unit is calculated by reference to 574.2 million units outstanding (2001: 574.2 million units) and attributable profit for the year of € 442 million (2001: € 1 280 million) which reflects the notional additional interest of € 14 million (2001: € 16 million) which would have accrued to the company had the full number of shares been outstanding during the period.

Appendix 2

Exchange rates used in the preparation of this document

The results of the Group's subsidiaries and associates, which do not report in euros, have been translated into euros at the following average rates of exchange. These companies' balance sheets have been translated at the closing exchange rates set out below.

Average exchange rates against the euro	**Year to March 2002**	**Year to March 2001**
U.S. dollar	0.89	0.91
Japanese yen	110.64	100.38
Swiss franc	1.50	1.54
Pounds sterling	0.62	0.61
Closing exchange rates against the euro	**31 March 2002**	**31 March 2001**
U.S. dollar	0.87	0.87
Japanese yen	115.43	110.44
Swiss franc	1.47	1.52
Pounds sterling	0.61	0.62